Delisting Determination,The Nasdaq Stock Market, LLC,
September 11, 2014, Glori Energy Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Glori Energy Inc.
(the Company), effective at the opening of the trading session on September 22, 2014. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staffs determination on August 25, 2014. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on September 4, 2014.